Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

	Three Months Ended	Six Months Ended
	June 30, 2017	June 30, 2017
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (Excluding Interest On Deposits)	$102	$196
One-Third of Rents, Net of Income from Subleases	7	16
Preferred Stock Dividends	23	38

Total Fixed Charges	$132	$250

Earnings:
Income Before Income Taxes	$494	$890
Fixed Charges, Excluding Preferred Stock Dividends	109	212

Total Earnings	$603	$1,102

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	4.57x	4.41x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$167	$320
One-Third of Rents, Net of Income from Subleases	7	16
Preferred Stock Dividends	23	38

Total Fixed Charges	$197	$374

Earnings:

Income Before Income Taxes	$494	$890
Fixed Charges, Excluding Preferred Stock Dividends	174	336

Total Earnings	$668	$1,226

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.39x	3.28x